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June 23, 2020

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Christopher Bellacicco

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	NexPoint Strategic Opportunities Fund
Commission File Number: 811-21869
Preliminary Proxy Materials Relating to Special Meeting of Shareholders

Mr. Bellacicco:

Thank you for speaking with us on June 18, 2020, regarding the Preliminary Proxy Statement on Schedule 14A (the “Proxy Materials”) filed by NexPoint Strategic Opportunities Fund (the “Fund”) with the U.S. Securities and Exchange Commission (the “Commission”) on June 22, 2020, relating to a special meeting of the Fund’s shareholders (the “Special Meeting”).

The purpose of the Special Meeting is for the Fund’s shareholders (i) to consider a proposal to change the Fund’s business from an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) to a diversified real estate investment trust (a “REIT”), which includes amending certain of the Fund’s fundamental investment restrictions (collectively, the “Business Change Proposal”) and (ii), if the Business Change Proposal is approved, to consider a proposal to amend and restate the Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”) in order to (a) make certain changes necessary to implement the Business Change Proposal and operate as a REIT, (b) provide the Fund’s trustees with greater flexibility and authority consistent with the Delaware Statutory Trust Act and (c) implement other updates and clarifications (collectively, the “Amendment Proposal” and, together with the Business Change Proposal, the “Proposals”). The Fund’s shareholders are being asked to vote upon each proposal separately; however, the effectiveness of each of the Business Change Proposal and the Amendment Proposal is conditioned and dependent upon the approval of both Proposals. Accordingly, the Business

Christopher Bellacicco

Securities and Exchange Commission

June 23, 2020

Change Proposal, if approved, will only be effective if the Amendment Proposal is also approved, and the Amendment Proposal, if approved, will only be effective if the Business Change Proposal is also approved.

If the Proposals are approved, the Fund will begin to transition its business and investments to those of a diversified REIT. At some point during this transition, the Fund will no longer qualify as an “investment company” and the Fund will apply to the Commission for an order under the 1940 Act declaring that it has ceased to be an investment company (the “Deregistration Order”). Pending the Commission’s issuance of the Deregistration Order, the Fund intends to begin realigning its portfolio consistent with its new business as a diversified REIT. The Fund anticipates that the implementation period may last up to two years, in which case full implementation will not occur until approximately the middle of 2022.

The analysis below provides further clarifications on the nature and timing of the proposed transaction.

Overview and Deregistration Timeline

•	The timeline for the steps necessary to fully implement the Business Change Proposal are summarized below:

o	July 2020: File definitive proxy statement for shareholders to consider the Proposals.

o	September 2020: Hold special shareholder meeting to obtain approval for the Proposals.

o	September 2020: Upon receipt of shareholder approval –

◾	Begin realigning the Fund’s portfolio by selling existing positions in the securities portfolio and using the proceeds to invest in real estate and real estate related securities.

◾	After it has implemented its new investment policies, the Fund will no longer hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities.

◾

Thereafter, file an application to deregister under the 1940 Act. The Fund will remain registered as an investment company during pendency of application and comment/response process with Division of Investment Management.

Christopher Bellacicco

Securities and Exchange Commission

June 23, 2020

o	March 2021 elect to be taxed as a REIT.[1]

•	The Fund’s common shares are expected to continue to trade on the New York Stock Exchange.

•	No new book entry or physical security certificates will be issued as a result of the transactions on which the Fund’s shareholders are being asked to vote, and the Fund’s CUSIP will remain the same.

Shareholder Approvals

The change in the Fund’s fundamental investment restrictions contemplated by the Business Change Proposal requires shareholder approval under Sections 13(a)(1)-(3) of the 1940 Act and the Fund’s application for the Deregistration Order requires shareholder approval under Section 13(a)(4) of the 1940 Act. The Amendment Proposal requires shareholder approval under the Fund’s organizational documents.

Reasons for the Proposals

As discussed in further detail in the Proxy Materials, the Business Change Proposal is expected to have the potential to increase shareholder value for a number of reasons and is a natural continuation of the Fund’s current business model. A significant portion of the Fund’s net assets are already comprised of real estate and real estate related securities. In addition, the Fund’s shareholders recently approved a change to the Fund’s fundamental policy of not investing 25% or more of the value of its total assets in any single industry or group of industries to require that the Fund invest at least 25% of the value of its total assets at the time of purchase in the securities of issuers conducting their principal business activities in the real estate industry. Accordingly, the Business Change Proposal is intended to allow the Fund to expand on its current business model and invest further in real estate.

Similar Transactions

The Fund also notes that transactions such as the Business Change Proposal are not without precedent. In the most recent of these types of transactions, RMR Real Estate Income Fund (“RIF”) sought shareholder approval of a proposal to convert its business from a closed-end investment management company under the 1940 Act to mortgage REIT focused on originating and investing in mortgage loans secured by middle market and transitional commercial real estate. RIF received shareholder approval of its conversion plan at a special meeting of its shareholder on April 16, 2020, and filed an application for a

[1]

An entity seeking to qualify as a REIT for tax purposes must make this election by March 31 of the year in which it seeks to so qualify. Although the Fund intends to elect REIT tax status for the 2021 tax year, it is possible that the Fund may not be able to realign its portfolio in order to qualify as a REIT for the 2021 tax year. In the event that the Fund is unable to elect REIT tax status for the 2021 tax year, the Fund will continue to be taxed as a regulated investment company (a “RIC”) for the 2021 tax year and will elect REIT tax status in March 2022.

Christopher Bellacicco

Securities and Exchange Commission

June 23, 2020

deregistration order on May 27, 2020. The Fund also notes the example of Global Self Storage, Inc., which completed a similar conversion and has operated as a self-storage REIT since receiving a deregistration order from the Commission in 2016.

Securities Act Rule 145(a)

The Fund notes the Commission’s question concerning Rule 145(a) under the Securities Act of 1933 (the “Securities Act”). The Fund respectfully directs the Commission’s attention to the Preliminary Note to Rule 145, which makes clear that an “offer to sell” or “sale” within the meaning of Section 2(a)(3) will occur when security holders are presented with a vote on a transaction pursuant to which such security holders are to make a “new investment decision . . . whether to accept a new or different security in exchange for their existing security” (emphasis added).2 The Fund’s shareholders are not being asked to accept a new or different security. They are being asked to approve a new business plan for the Fund, which is in reality little more than an expansion of the Fund’s current business plan. This is vastly different from other situations, where shareholders are asked to accept a different security: the Business Change Proposal would not change the fundamental characteristics of the Fund’s common shares or involve any reclassification of the Fund’s securities, and the Fund’s shares are expected to continue to trade on the NYSE. Further, the Amendment Proposal is a separate proposal requiring the approval called for under the Fund’s organizational documents and which could be adopted in the ordinary course without regard to the Business Change Proposal. Because shareholders will be asked to separately approve the Amendment Proposal we believe it stands alone from the Business Change Proposal for purposes of Rule 145. Nor do we believe that the changes effected by the Amendment Proposal involve a new investment decision on whether to accept a new or different security in exchange for an existing security. Accordingly, the Fund does not believe that the Proposals implicate Rule 145.3

We hope that this letter has been helpful in communicating the Fund’s intent to the Commission. Please do not hesitate to contact me with any questions or concerns.

Best regards,

/s/ Thomas A. DeCapo
Thomas A. DeCapo

cc:	NexPoint Strategic Opportunities Fund
Ms. Lauren Thedford

Skadden, Arps, Slate, Meagher & Flom LLP
Mr. Benjamin Niehaus

[2]	17 C.F.R. § 230.145(a).

[3]	Id.